TO:             FILE

FROM:      CORI E. DAGGETT

RE:	ACCOUNTING SURVIVORSHIP FOR THE PROPOSED GROWTH EQUITY FUND/SELECT GROWTH FUND REORGANIZATION

DATE:        JUNE 15, 2010
_______________________________________________________________________________________________________________

Introduction:

On May 20, 2010, the Board of Trustees of the Delaware Group Equity Funds III and Voyageur Mutual Funds III approved the fund reorganization described below.

ACQUIRED FUND	ACQUIRING FUND
Delaware Growth Equity Fund (formerly, Delaware American Services Fund), a series of Delaware Group Equity Funds III	Delaware Select Growth Fund , a series of Voyageur Mutual Funds III

The Select Growth Fund will be the surviving fund in the reorganization for legal, tax, accounting and performance purposes.

The Growth Equity Fund and Select Growth Fund are together referred to as the "Funds".

Background:

The Growth Equity Fund was established in December  1999.  Until January 21, 2010, the Growth Equity Fund was managed by Delaware Investments’ Emerging Growth team. The Fund was historically managed as a multi-cap growth fund with a focus on service and service-related companies.  Prior to January 21, 2010, the Fund had an investment objective of long-term capital growth and a policy to invest 80% of its net assets in U.S. service and service-related companies.

The Select Growth Fund was established in May 1994 as a series within the Voyageur Fund complex.  The Select Growth Fund and other Voyageur Funds joined the

Delaware Family of Funds over 13 years ago.  The Fund was managed as a multi-cap growth fund by members of the Emerging Growth team from its inception to May 2005.  In May 2005, the Fund was transitioned to Delaware Investments’ Focus Growth team and the Fund’s policies and strategies were changed to accommodate the new team’s focus growth all-cap style.

Growth Equity Fund Team Change and Repositioning:

On January 21, 2010, the Delaware Focus Growth team assumed management responsibilities for the Growth Equity Fund.  In connection with this team change, the Fund was repositioned to a focus growth equity fund in the first quarter of 2010.  As described above, the Fund changed its investment objective, eliminated the 80% service and service-related policy and changed its name.  Other investment strategy and policy changes were made to accommodate the focus growth equity investment style.

In short, in order to ensure continuity of management for the funds and to enable the new team to manage in its preferred investment style, the Growth Equity Fund was repositioned and policies were similarly aligned.

Tax Free Reorganization/Legal and Tax Survivor:

In consultation with outside tax counsel, Management determined that the Select Growth Fund would serve as the legal and tax survivor in the proposed reorganization.  This structure would satisfy the continuity of business test and preserve the tax-free status of the reorganization.

The Board of Trustees for the Funds approved the proposed structure of the reorganizations that included the acquisition of the assets of the Growth Equity Fund by the Select Growth Fund.  According to this structure, the Select Growth Fund would be the legal and tax survivor in the transaction.

Analysis:

Substance of the Transaction.  The substance and history of the transaction strongly favor identity of legal and accounting survivorship, i.e., that the Select Growth Fund serve as both legal and accounting survivor in the proposed reorganization.  The transaction is grounded in the accommodation of a team change and the associated repositioning of the Growth Equity Fund.

Legal survivorship, is an important, but not necessarily decisive, factor in determining accounting survivorship.  Fund Mergers, (March 1, 2004) an authoritative white paper prepared by the Accounting Policy Subcommittee of the Accounting/Treasurers Committee of the Investment Company Institute (the “ICI White Paper”) states that “[i]t is important to remember that it is not always the form of the transaction, but rather the substance that determines which fund is the survivor for accounting purposes.” (p. 19)  The identification of the legal survivor of a reorganization creates a presumption that the accounting survivor will be the same entity absent a compelling reason otherwise.  No such compelling reason is present here.

The history behind the transaction also favors identity of legal and accounting survivorship. Each of the Funds was in operation well in advance of the proposed reorganization. The need to provide continuity of portfolio management for the Funds in the wake of the managing team's departure necessitated the realignment of the Growth Equity Fund’s investment strategies and policies that were virtually identical to those of the Select Growth Fund (with one exception described below).  This alignment of strategies and policies invite the consolidation of these like-managed Funds in the interests of economy and efficiency.

The North American Security Trust Letter.   The North American Security Trust letter (Aug. 5, 1994) sets forth a number of factors that help to determine an appropriate performance survivor.  These factors are not exclusive.  The letter states that, "[among other factors,] funds should compare the various funds' investment advisers, investment objectives, policies and restrictions, expense structures and expense ratios, asset size and portfolio composition."  (italics added).

These factors are also set forth in the AICPA Accounting and Audit Guide for Investment Companies 2003 (the “AICPA Guide”) (pp.17-19) in order of relative importance:  portfolio management; portfolio composition; investment objectives, policies and restrictions; expense structures and expense ratios; and finally, asset size. Set forth below is a comparison of the Funds across the various factors identified in the letter.

As can be seen below, the Funds have the same team and very similar  investment objectives, strategies and policies.  The Select Growth Fund, however, has had this team, objectives, strategies and policies in place for a substantially longer period of time:  since May 2005 in contrast to the Growth Equity Fund transition to this team and style in the first quarter of 2010.

Portfolio management.  Both Funds are managed by Delaware Management Company and the same portfolio management team.  The Focus Growth team has managed the Select Growth Fund since May 2005 and the Growth Equity Fund since January 21, 2010.  It is intended that Delaware Management Company and the current team will continue to manage the surviving fund after the reorganization.

Portfolio composition.  The Growth Equity Fund and Select Growth Fund have nearly identical portfolio securities.  The percentage of securities held in common by the two portfolios is in excess of 95%.   In the first quarter of 2010, the Growth Equity Fund transitioned its portfolio to a focus growth equity strategy, and its portfolio composition thereby changed to resemble the portfolio composition of the Select Growth Fund.

Investment objectives, policies and restrictions.  The investment objective of the Funds is identical: long-term capital appreciation.  The Growth Equity Fund adopted this objective in the first quarter 2010.  The Select Growth Fund has had this objective since 2005.

The Funds have identical investment policies and restrictions, with one exception.  Growth Equity Fund has a fundamental investment policy that permits the Fund to make investments that will result in the concentration of its investments in the securities of issuers within various industries or industry groupings.  This concentration policy will be eliminated in connection with the reorganization.

Expense structures and ratios. The Funds have the same load structure and management fee.  The post-transaction effective 12b-1 fee rate for Class A shares of the surviving fund more closely resembles the 12b-1 fee rate for Class A shares of the Select  Growth Fund, 0.25% of net assets in contrast to 0.30% of net assets for Class A shares of the Growth Equity Fund.

Asset size.  As of May 31, 2010, the Growth Equity Fund had assets of approximately $154 million and Select Growth Fund had assets of approximately $235 million.

Conclusion:

In light of the fact that (i) the Select Growth Fund is the legal and tax survivor of the reorganization; (ii) the Growth Equity Fund and Select Growth Fund have identical investment advisers, portfolio management teams, investment objective, investment strategy, investment policies (except for the one fundamental investment policy noted above), sales load structure, management fees and Rule 12b-1 fees; and (iii) the Select Growth Fund is larger than the Growth Equity Fund, it is appropriate to conclude that the Select Growth Fund will be the surviving fund for legal, tax, accounting and performance purposes.